

Soraban

Faster Financial Review by helping CPAs to be 10X more efficient.

Problem

Many accounting services like Financial Statement Reviews and Audits take too long and are expensive.

Reviews

$3,000 ~ $7,000

Several Weeks

Why?

Audits

$15,000 +

Several Months

Numerous data formats

Manual data extractions by accountants

Knowledge gap between client & accountant

Poor communication

Formatting, renaming, searching


Soraban

Our Solution

A tool that reduces manual work for CPAs through automating data extraction and organization, and effectively communicates with clients.

$1200-2400 for Financial Statement Review , which is up to **50%** less than the competitors





Company
VentureScalars
Let us pull what we need by syncing your accounts
Bookkeeping
Merchant Processors
Others
intuit quickbooks.
Soraban reviews transactions and pulls reports from Quickbooks.
Sync Quickbooks
stripe
Soraban reviews transactions and pulls reports from Stripe.
Sync
PLAID
Soraban uses Plaid to link your bank. Your information is encrypted end-to-end and private.
Link Bank
xero
Soraban reviews transactions and pulls reports from Xero.
Sync Xero
Client
Docs
Reports
Draft
Settings
Feedback
Log Out
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Soraban

How It Works

1.



Extract data using integrations with thousands of banks and accounting softwares

2.



Communicate with client for clarification and documentation

3.



Provide draft along with dashboard view to Independent CPA for final review



Soraban

Our Roadmap



In 3 ~ 6 Months

Focus on making our product as efficient as possible. Handle 1~5 Financial Statement Reviews per month.



In 6 ~ 12 Months

Scale up to 10~20 Financial Statement Reviews per month working with Wefunder.



In 12 ~ 18 Months

Continue to scale up to >40 per month and work with accountants to build world class software for other Assurance Services.



Soraban

Our Traction

 Completed **Paid Pilot** with **Wefunder**, the largest Equity Crowdfunding platform by investment volume and investors. Generated $3K + in revenue from it.

$35,000 in grant and investment recently from

Y Combinator and XX Team

 

 **Over 50% increase** in monthly Revenue, and onboarding more clients

 Soraban

Our Niche

We've decided to first improve accounting services within the Equity Crowdfunding.

Here's why:







A Growing Market

Equity Crowdfunding has seen 600% increase of total investment since its first year (2016).

$1m to $5m Limit Increase

The SEC to raise investment limit for equity crowdfunding. Similar amendment for Regulation A increased its number of filings by 10 times.

Alternative Funding

Decreasing number of traditional seed funding will push companies to use alternative funding sources, such as Equity Crowdfunding.

*Source: Crowdfund Capital Advisors, "Regulation A+: What Do We Know So Far?"


Soraban

Market



2 X

More Financial Statement Reviews done per year than Audits for private companies



$60 Billion

2017 U.S. Assurance Service Market, including Compilations, Reviews, and Audits



138,000

U.S. Accounting firms as potential customers of our product


Soraban

Sources: The Market for Compilation, Review, and Audit Services, The Business Research Company

Team



Enoch Ko

CEO & CTO

Developed and integrated
accounting automation tools for
startups and small businesses

BS in Computer Science



Jaemin Ko

Software Engineer

Worked on various accounting
products dealing with data analysis
and AI learning

BS in Mathematics.



Jun Wang

Advisor

20 yrs of experience in various
accounting services and worked at two
of the Big Four accounting firms.

CPA, CPF



Soraban